

September 27, 2010

Anthony S. Loumidis
Chief Financial Officer
American DG Energy Inc.
45 First Avenue
Waltham, MA 02451

>       **Re:    American DG Energy Inc.**
>               **Item 4.01 Form 8-K**
>               **Filed September 21, 2010**
>               **File No. 1-34493**

Dear Mr. Loumidis:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief